Exhibit 99.1

Aphria Announces Third Quarter Fiscal 2019 Financial Results

Provides update regarding Green Growth Brands bid
Appoints Walter Robb and David Hopkinson as independent directors to Board of Directors
Net revenue of $73.6 million up 240% from prior quarter and 617% from prior year period
Current annualized production capacity of 115,000 kilograms

LEAMINGTON, ON, April 15, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today reported its results, for the third quarter and nine months ended February 28, 2019. All amounts are expressed in thousands of Canadian dollars, unless otherwise noted and except for per gram, kilogram, kilogram equivalents, and per share amounts.

"I am proud of the efforts of our over 1,000 employees worldwide as we continue to position Aphria for future growth and success in the global medical and adult-use cannabis industry," stated Irwin D. Simon, Aphria's Chairman and Interim Chief Executive Officer. "Our organization has experienced significant change in a very short period of time which was necessary to propel the Company forward.  Our Board of Directors and executive team will remain focused on the advancement of Aphria's leadership position in the global cannabis industry and we are pleased to have announced today the appointment of two new independent directors. Aphria will continue to drive sustainable long-term shareholder value by leveraging its strong brand positioning, superior distribution model, product innovation, industrial scale cultivation and automation, medical-use leadership and strategic global platform."

Non-Cash Impairment Charge on LATAM Assets
The Ontario Securities Commission requested as part of a continuous disclosure review that the Company perform an impairment test on its LATAM assets subsequent to the filing of the 2019 second quarter financial statements. As a result of this impairment test conducted by the Company, the Company determined that a $50 million non-cash impairment charge to the carrying value of the LATAM assets was required.  The basis for this impairment arises from the Company's reassessment of the discount rate and the financial forecasts for these entities as a result of new financial information received from the financial advisors to the Special Committee who reviewed the LATAM transaction.  This new financial information consisted of lower gross margins and EBITDA margins used by the financial advisor for the Special Committee and recent financial information from the LATAM entities that showed higher than expected expenses. As a result of this new information, Aphria determined that the discount rate should be adjusted which resulted in the non-cash impairment charge to the carrying value of the LATAM assets.

Key Operating Highlights

  Net revenue of $73.6 million up 240% from prior quarter and 617% from prior year
  Ended quarter with strong balance sheet and liquidity, including $107.5 million of cash and $27.2 million of liquid marketable securities, to fund planned Canadian and International growth
  Special Committee concluded review and found that the acquisition of LATAM assets was within an acceptable range, albeit near the top of the range of observable valuation metrics; the Company's investment in LATAM assets is approximately $225 million, after recording the aforementioned non-cash impairment charge, which is approximately $30 million more than the original agreed purchase price of approximately $195 million
  Announced early termination and liquidation of interests in Liberty Health Sciences, Inc., in line with the Company's commitment to enhanced corporate governance practices and strategic priorities, while at the same time generating cash without dilution to shareholders
  Signed license agreement with Manna Molecular Science to develop state-of-the-art cannabis transdermal patches
  Signed an exclusive agreement with Toronto-based UNOapp Inc. to collaborate on the development of technology and analytics solutions for Canada's adult-use cannabis industry
  Signed an exclusive agreement with the Colombian Medical Federation, a national guild that oversees the ethical exercise of the medical profession in Colombia, in order to jointly develop an academic curriculum on the medicinal use of cannabis
  Signed LOI for exclusive supply agreement with Insumos Medicos, S.A., a Paraguayan pharmaceutical manufacturing, import and distribution company, to provide medical cannabis in Paraguay
  Signed LOI with the Argentinian state-owned Cannabis Avatãra Sociedad del Estado to enter into a co-operation agreement regarding the cultivation of cannabis that will expand the Company's strategic Argentinian operations, subject to the issuance of a cultivation license
  Announced the first transfer of plant cuttings from four of the Company's cannabis strains to Denmark-based Schroll Medical as part of the Company's previously announced strategic partnership
  Closed the acquisition of CC Pharma GmbH ("CC Pharma"), a leading distributor of pharmaceutical products, including medical cannabis, to more than 13,000 pharmacies throughout Germany and Europe

Subsequent Events

  Aphria One received Health Canada approval for Part IV and V expansions, bringing the total annualized production capacity at Aphria One to 110,000 kilograms and total Company capacity to 115,000 kilograms
  Introduced CannRelief, a CBD-Based nutraceutical and cosmetics product line, for the German market distributed by the Company's subsidiary, CC Pharma
  Awarded provisional approval in Germany for cannabis cultivation license, including five lots each with a minimum annual capacity of 200 kilograms

Green Growth Brands Update

In a separate release issued today, the Company also announced that it has entered into a series of transactions that will accelerate the expiry date of the unsolicited offer launched by Green Growth Brands Inc. and will provide up to an additional $89.0 million of liquidity to the Company without dilution to shareholders. Please refer to this separate press release for the terms and conditions of this transaction.

Board of Directors Appointments

The Board appointed two new independent directors, effective today. Walter Robb and David Hopkinson will fill two of the three current director vacancies.

Walter Robb is an investor, mentor and advisor to next generation companies and as former co-CEO of Whole Foods Market, he brings to Aphria a long and varied entrepreneurial history ranging from natural food retailer to farmer to consultant. Mr. Robb joined Whole Foods Market in 1991 and in 2010 was named co-CEO, at which time he joined the Whole Foods Market Board of Directors. In 2017, he transitioned his leadership focus to his role as a passionate advocate for greater food access in underserved communities, serving as Chairman of the Board for Whole Kids Foundation and Whole Cities Foundation. Mr. Robb also serves on the Board of Directors for Union Square Hospitality Group, The Container Store, FoodMaven, HeatGenie and Apeel Sciences.

David Hopkinson serves as Real Madrid Club de Futbol's ("Real Madrid") Global Head of Partnerships. He joined Real Madrid in August 2018 and brings his 25 years of professional sports sales, marketing and leadership experience to Aphria. Mr. Hopkinson began his career in professional sports in Toronto, Canada where he ascended from an entry-level day one employee with the NBA's Toronto Raptors to Chief Commercial Officer of MLSE, who are owners of the Raptors as well as the NHL's Toronto Maple Leafs, MLS's Toronto FC, the CFL's Toronto Argonauts and the NBA2K league's Raptors Uprising Esports team. He also serves on the Chancellor's Advisory Committee for McGill University in Montreal. In 2012, David was awarded the Queen Elizabeth II Diamond Jubilee Medal in recognition of his contributions to Canada.

Key Financial Highlights

Mr. Simon continued, "We continue to take decisive actions to increase efficiency, including investing additional capital in automation and packaging and adapting production to a new growing method. While this contributed to an increase in our costs, we expect higher future yields per square foot leading to stronger results as we start fiscal year 2020. We believe the steps we have taken will help fuel the growth of our strategic initiatives in Canada and internationally to generate long-term shareholder value."

	Three months ended	Three months ended
	February 28, 2019	February 28, 2018
Net revenue	$73,582	$10,267
Gross profit	$17,295	$8,570
Adjusted gross profit [1]	$13,366	$7,912
Adjusted gross margin [1]	18.2%	77.1%
Net income (loss)	($108,209)	$12,944
Adjusted EBITDA [1]	($14,435)	$2,727

	Q3-2019	Q2-2019
Net revenue	$73,582	$21,668
Kilograms (or kilogram equivalents) sold [1]	2,636.5	3,408.9
Cash cost to produce dried cannabis / gram [1]	$1.48	$1.34
"All-in" cost of goods sold / gram [1]	$3.76	$2.60
Adjusted EBITDA from Canadian Cannabis Operations [1]	($13,804)	($6,073)
Cash and cash equivalents & marketable securities	$134,736	$184,821
Working capital	$131,278	$181,523
Capital and intangible asset expenditures - wholly-owned subsidiaries [1]	$29,016	$49,061

Net revenue for the three months ended February 28, 2019 was $73.6 million, compared to $21.7 million in the prior quarter and $10.3 million in the same period last year. Higher revenue in the quarter was driven by $57.6 million of distribution revenue from CC Pharma and ABP. Net revenue includes over 1,329 kilogram equivalents sold for the Canadian adult-use market and 1,274 kilogram equivalents for medical cannabis sales. The decrease in cannabis revenue and kilograms sold compared to the prior quarter was primarily related to supply shortages as the Company transitioned growing methods during the late fall and early winter, as well as temporary packaging and distribution challenges.

The average retail selling price of medical cannabis (exclusive of wholesale), before excise tax, increased to $8.03 per gram in the quarter, compared to $7.51 in the prior quarter, primarily related to higher oil sales. The average selling price of adult-use cannabis, before excise tax, declined to $5.14 per gram in the quarter, compared to $6.32 per gram in the prior quarter due to a shift to smaller package sizes to maximize SKU assortment and shelf space for the Company's brands.

Adjusted gross profit for the third quarter was $13.4 million, with an adjusted gross margin of 18%, compared to $10.2 million with an adjusted gross margin of 47% in the prior quarter. The decline in adjusted gross margin was primarily due to the increase in revenues from our distribution business which operates with lower gross margins than our cannabis business. In addition, the Company experienced a temporary increase in packaging and distribution costs as the Company awaits the industrial scale and automation in Part IV and Part V to become operational.

Selling, general and administrative costs in the quarter rose to $106.6 million, from $27.5 million in the prior quarter and $16.9 million in the prior year. The increase was primarily due to the $50.0 million impairment for the LATAM acquisition, an increase in non-cash share based compensation, and the inclusion of a full quarter of LATAM and two months of CC Pharma.

Net loss for the third quarter of 2019 was $108.2 million or $0.43 per share, compared to net income of $54.8 million or $0.22 per share in the prior quarter, and net income of $12.9 million or $0.08 per share for the same period last year. The decrease in net income relates to non-cash impairments of $58 million and additional non-operating losses of $30 million. Excluding the aforementioned non-cash impairment charges, adjusted net loss was $50.2 million, or $0.20 per share.

Adjusted EBITDA loss from Canadian cannabis operations for the third quarter was $13.8 million compared to a loss of $6.1 million in the prior quarter. The adjusted EBITDA loss from Aphria International for the third quarter was $0.6 million compared to a loss of $3.5 million in the prior quarter. The increased adjusted EBITDA loss from Canadian cannabis operations in the third quarter is primarily attributable to an increase in general and administrative expenses to support the Company's planned capacity expansions, as well as a higher overhead costs related to supply shortages, and a temporary increase in packaging and distribution costs for the adult-use market.

In this press release, reference is made to adjusted gross profit, adjusted gross margin, adjusted net loss, adjusted EBITDA loss from Canadian cannabis operations, adjusted EBITDA loss from Aphria International, kilogram (or kilogram equivalents) sold, cash costs to produce dried cannabis per gram, "all-in" costs to produce dried cannabis per gram and investments in capital and intangible assets – wholly-owned subsidiaries, which are not measures of financial performance under International Financial Reporting Standards. Definitions for all terms above can be found in the Company's February 28, 2019 Management's Discussion and Analysis, filed on SEDAR and EDGAR.

Conference Call

Aphria executives will host a conference call to discuss these results today at 9:00 am ET. To listen to the live call, dial (888) 231-8191 from Canada and the U.S. or (647) 427-7450 from International locations and use the passcode 9475768. A telephone replay will be available approximately two hours after the call concludes through May 15, 2019. To access the recording, dial (855) 859-2056 and use the passcode 9475768.

There will also be a simultaneous, live webcast available on the Investors section of Aphria's website at aphria.ca. The webcast will be archived for 30 days.

New Corporate Logo

Aphria introduced a new logo today to coincide the Company's evolution from a licensed producer of medical cannabis in Canada to a leading global cannabis company. Aphria's mission is to be the premier global cannabis company through an unrelenting commitment to our people, the planet, product quality and innovation. As the Company embarks on the next phase of its growth, the launch of this corporate brand signifies Aphria's strategic focus on driving the transformation of the cannabis industry. The Aphria tri-colour logo, which has been in use since 2013, will continue to represent the Company's flagship medical cannabis brand, Aphria, which has proudly supported nearly 70,000 patients across Canada and in medical cannabis markets around the world.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of high quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations

Readers are cautioned that the foregoing list is not exhaustive and should consider as other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and MD&A filed on SEDAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(In Canadian dollars)
(Unaudited)

	For the three months ended February 28,		For the nine months ended February 28,
	2019	2018	2019	2018
Revenue from cannabis produced	$ 17,862	$ 10,267	$ 52,816	$ 24,891
Distribution revenue	57,599	--	58,745	--
Other revenue	545	--	2,261	--
Excise taxes	(2,424)	--	(5,280)	--
Net revenue	73,582	10,267	108,542	24,891
Production costs	10,175	2,355	24,477	6,447
Cost of goods purchased	49,745	--	50,856	--
Other costs of sales	296	--	1,228	--
Gross profit before fair value adjustments	13,366	7,912	31,981	18,444
Fair value adjustment on sale of inventory	5,542	3,443	18,075	7,250
Fair value adjustment on growth of biological assets	(9,471)	(4,101)	(23,136)	(11,481)
Gross profit	17,295	8,570	37,042	22,675
Operating expenses:
General and administrative	22,434	2,794	43,561	6,502
Share-based compensation	14,300	5,959	22,996	10,668
Selling, marketing and promotion	6,948	2,991	20,025	7,758
Amortization	3,665	755	9,556	1,270
Research and development	223	110	1,097	280
Impairment	58,039	--	58,039	--
Transaction costs	942	4,253	2,930	4,253
	106,551	16,862	158,204	30,731
Operating income (loss)	(89,256)	(8,292)	(121,162)	(8,056)
Non-operating income (loss)	(30,416)	25,308	89,304	50,635
Income (loss) before income taxes (recovery)	(119,672)	17,016	(31,858)	42,579
Income taxes (recovery)	(11,463)	4,072	401	8,139
Net income (loss)	(108,209)	12,944	(32,259)	34,440
Other comprehensive gain (loss)
Other comprehensive gain (loss)	(61)	--	(61)	(801)
Net comprehensive income (loss)	$ (108,270)	$ 12,944	$ (32,320)	$ 33,639
Total comprehensive income (loss) is attributable to:
Shareholders of Aphria Inc.	(107,886)	12,945	(31,529)	33,640
Non-controlling interest	(384)	(1)	(791)	(1)
	$ (108,270)	$ 12,944	$ (32,320)	$ 33,639
Weighted average number of common shares - basic	250,149,598	161,120,698	240,106,147	147,274,372
Weighted average number of common shares - diluted	250,149,598	167,494,603	240,106,147	153,189,773
Earnings (loss) per share - basic	-$0.43	$ 0.08	-$0.13	$ 0.23
Earnings (loss) per share - diluted	-$0.43	$ 0.08	-$0.13	$ 0.22

Condensed Interim Consolidated Statements of Financial Position
(In Canadian dollars)

	February 28, 2019	May 31, 2018
Assets
Current assets
Cash and cash equivalents	$ 107,502	$ 59,737
Marketable securities	27,234	45,062
Accounts receivable	44,142	3,386
Other current assets	24,615	14,384
Inventory	86,227	22,150
Biological assets	7,261	7,331
Assets held for sale	--	40,620
Current portion of convertible notes receivable	11,500	1,942
	308,481	194,612
Capital assets	466,349	303,151
Intangible assets	388,125	226,444
Convertible notes receivable	18,542	16,129
Interest in equity investees	9,604	4,966
Long-term investments	125,325	46,028
Promissory notes receivable	61,809	--
Goodwill	674,412	522,762
	$ 2,052,647	$ 1,314,092
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 125,598	$ 31,517
Income taxes payable	1,568	3,584
Deferred revenue	28,171	2,607
Current portion of promissory note payable	489	610
Current portion of long-term debt	14,612	2,140
Current portion of option payment liability	6,765	--
Current portion of derivative liability	--	3,396
	177,203	43,854
Long-term liabilities
Long-term debt	62,279	28,337
Option payment liability	14,277	--
Derivative liability	--	9,055
Deferred tax liability	86,452	59,253
	340,211	140,499
Shareholders' equity
Share capital	1,653,191	1,113,981
Warrants	1,336	1,375
Share-based payment reserve	33,218	22,006
Accumulated other comprehensive loss	(61)	(801)
Non-controlling interest	29,569	9,580
Retained earnings (deficit)	(4,817)	27,452
	1,712,436	1,173,593
	$ 2,052,647	$ 1,314,092

	For the three months ended February 28,		For the nine months ended February 28,
	2019	2018	2019	2018
Net income (loss)	$ (108,209)	$ 12,944	$ (32,259)	$ 34,440
Income taxes (recovery)	(11,463)	4,072	401	8,139
Non-operating (income) loss	30,416	(25,308)	(89,304)	(50,635)
Amortization	5,469	1,465	14,329	2,869
Share-based compensation	14,300	5,959	22,996	10,668
Fair value adjustment on sale of inventory	5,542	3,443	18,075	7,250
Fair value adjustment on growth of biological assets	(9,471)	(4,101)	(23,136)	(11,481)
Impairment	58,039	--	58,039	--
Transaction costs	942	4,253	2,930	4,253
Adjusted EBITDA from Aphria International	631	--	7,224	--
Adjusted EBITDA from Canadian cannabis
operations	$ (13,804)	$ 2,727	$ (20,705)	$ 5,503

	For the three months ended February 28,		For the nine months ended February 28,
	2019	2018	2019	2018
Adjusted EBITDA from Canadian cannabis operations	$ (13,804)	$ 2,727	$ (20,705)	$ 5,503
Adjusted EBITDA from Aphria International	(631)	--	(7,224)	--
Adjusted EBITDA	$ (14,435)	$ 2,727	$ (27,929)	$ 5,503

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 06:05e 15-APR-19